Rives Leavell & Co
SINCE 1963
MEMBER: NASD/SIPC/SIA
Website: www.rivesleavell.com

Kathy Teater
Financial Officer

733 North State Street
Jackson, Mississippi 39202
Phone: 601-948-4500
Toll Free: 800-748-8877
Fax: 601-956-0594
E-mail: kteater@rivesleavell.com

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L AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECD S.E.C.
AUG 01 2002
535

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rives, Leavell & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 North State Street
(No. and Street)

Jackson	Mississippi	39202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roland Q. Leavell, President — (601) 948-4500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name — *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roland O. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives, Leavell & Co., Inc., as of ~~December 31~~, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 10, 2006
BONDED THRU STEGALL NOTARY SERVICE

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2001 and 2000 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America .

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 28, 2002

RIVES, LEAVELL & CO., INC.

Statements of Financial Condition

ASSETS

	December 31 2001	December 31 2000
Cash	$262,171	$160,765
Accounts receivable	-	30,916
Income tax receivable	16,944	39,852
Receivables from affiliates	11,202	4,500
Equipment, at cost less accumulated depreciation of $244,612 and $221,966, respectively	67,989	79,896
Note receivable – stockholder	-	12,480
Total assets	$358,306	$328,409

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities:		
Accounts payable	$ 10,102	$ 5,329
Payroll taxes withheld and accrued	7,459	4,144
Accrued commissions	19,427	23,707
Deferred income taxes	-	1,597
Total liabilities	36,988	34,777
Subordinated borrowings	242,000	130,000
Stockholder's equity:		
Common stock - $1 par value; 100,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	215,100	149,600
Retained earnings (deficit)	(197,662)	(47,848)
Total stockholder's equity	79,318	163,632
Total liabilities and stockholder's equity	$358,306	$328,409

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Income (Loss)

	Year Ended December 31 2001	Year Ended December 31 2000
Revenues:		
Service fees	$ 848,788	$ 772,614
Commissions and brokerage	637,203	573,321
Broker service fees	110,946	157,901
Interest income	5,092	5,060
Miscellaneous income	25,610	-
Total revenues	1,627,639	1,508,896
Expenses:		
Advertising	4,530	6,037
Business development	3,347	3,503
Commissions	636,782	459,443
Depreciation	22,646	19,507
Director fees	3,750	-
Dues and subscriptions	36,440	39,469
Insurance	77,324	80,170
Interest	19,508	11,820
Office and miscellaneous	32,710	35,210
Postage and freight	27,940	41,680
Payroll taxes	80,765	86,289
Printing costs	60,571	63,224
Professional fees	37,199	53,491
Profit sharing expense	12,175	16,774
Rent	71,925	66,338
Salaries	600,450	613,809
Taxes - other than payroll	3,412	5,105
Telephone	24,275	25,357
Utilities	-	684
Travel	39,771	96,059
Total expenses	1,795,520	1,723,969
Net income (loss) before income taxes	(167,881)	(215,073)
Income tax expense (benefit)	(18,067)	(39,852)
Net income (loss)	$ (149,814)	$ (175,221)

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2001	2000
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during year	-	-
Balance, end of year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	149,600	24,600
Changes during year	65,500	125,000
Balance, end of year	215,100	149,600
Retained earnings (deficit):		
Balance, beginning of year	(47,848)	127,373
Net income (loss) for year	(149,814)	(175,221)
Balance, end of year	(197,662)	(47,848)
Total stockholder's equity	$ 79,318	$ 163,632

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Cash Flows

	Year Ended December 31	
	2001	2000
Cash flows from (used for) operating activities:		
Net income (loss)	$ (149,814)	$ (175,221)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	22,646	19,507
Deferred income taxes	(1,597)	-
Changes in assets and liabilities during the year:		
(Increase) decrease in income taxes receivable	22,908	(31,284)
(Increase) decrease in accounts receivable	30,916	(30,916)
(Increase) decrease in accounts payable	4,773	(988)
Increase (decrease) in payroll taxes payable	3,315	3,921
Increase (decrease) in accrued commissions	(4,280)	23,707
Cash flows (used for) from operating activities	(71,133)	(191,274)
Cash flows from (used for) investing activities:		
Loan to stockholder	-	(13,383)
Principal collection on loan to stockholder	12,480	903
Purchase of equipment	(10,739)	(41,828)
Cash flows from (used for) investing activities	1,741	(54,308)
Cash flows from (used for) financing activities:		
Proceeds from subordinated borrowings	112,000	-
Proceeds from additional paid-in capital	65,500	125,000
Advances from (repayment to) affiliates	(6,702)	78,500
Cash flows from financing activities	170,798	203,500
Net increase (decrease) in cash and equivalents during year	101,406	(42,082)
Cash and equivalents, beginning of year	160,765	202,847
Cash and equivalents, end of year	$ 262,171	$ 160,765
Supplemental disclosures:		
Interest paid during year	$ 19,508	$ 11,820
Income taxes paid during year	$ 474	$ 7,804

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Statements of Changes in Subordinated Borrowings

	Year Ended December 31	
	2001	2000
Subordinated borrowings, beginning of year	$ 130,000	$ 130,000
Changes:		
Issuance of subordinated notes	112,000	-
Subordinated borrowings, end of year	$ 242,000	$ 130,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Notes to Financial Statements
December 31, 2001 and 2000

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America in place for the years ended December 31, 2001 and 2000.

Organization, nature of business and market concentrations:

The Company was incorporated in 1971, under the laws of the State of Alabama. In 1987, operations of the Company were transferred to Jackson, Mississippi. The Company engages in origination and brokerage activities for churches and non-profit institutions in states across the continental U.S.A. in which it is registered. The Company is registered with the Securities and Exchange Commission and is qualified as a broker-dealer in thirty-four states.

On April 21, 1998, the shareholders of Rives, Leavell & Co., Inc. exchanged and transferred all outstanding shares of common stock of the Company to the newly organized RLC Holding Company, for all the outstanding shares of common stock of RLC Holding Company, thus establishing Rives, Leavell & Co., Inc. as a wholly owned subsidiary of RLC Holding Company, Inc.

Effective June 29, 1998, all of the outstanding common stock of American Funding, Inc., a North Carolina corporation, was purchased by RLC Holding Company. American Funding, Inc. is a qualified broker-dealer engaging in origination and brokerage activities for churches in states for which it is registered.

Recognition of revenues and expenses and basis of presentation:

The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of particular bond issues. This escrow amount is normally a minimum of 50 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage against the property of the Issuer.

Note 1 - Summary of significant accounting policies (Continued):

Equipment and depreciation:

Equipment is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over a life of five years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of equipment, the cost and related accumulated depreciation are removed from the accounts. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Profit-sharing plan:

During 1994, the Company adopted a defined contribution 401(k) retirement plan. The Plan covers all employees who have incurred more than 500 hours of service during the year. Participants can elect to contribute up to 15 percent of compensation under the plan. The Company made matching contributions for participants of $500 per participant for both 2001 and 2000.

Income taxes:

The Company files consolidated income tax returns with its parent corporation, with respective allocations of income tax expense being made to all companies included in the returns, based upon their respective share of consolidated taxable income.

Certain items, such as depreciation, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

RIVES, LEAVELL & CO., INC.

Notes to Financial Statements
December 31, 2001 and 2000

Note 2 - Income taxes:

The provision for (benefit from) income tax expense is comprised of the following:

	Year Ended December 31	
	2001	2000
Currently payable:		
Federal	$(16,944)	$ (28,650)
State	474	(11,202)
Deferred	(1,597)	-
	$(18,067)	$(39,852)

Aggregate income tax expense (benefit) for the consolidated group of Rives Leavell & Co., Inc., American Funding, Inc., and RLC Holding Company, Inc. is detailed as follows:

	Year Ended December 31	
	2001	2000
Currently payable (refundable)	$ 18,072	$ -
Deferred	(1,597)	-
	$ 16,475	$ -

A reconciliation of income taxes at statutory rates to income tax expense follows:

	Year Ended December 31	
	2001	2000
Federal income taxes (benefit) at maximum statutory rates	$ (57,080)	$ (73,125)
Effect of different Federal income tax brackets	34,305	40,115
Effect of permanent and other differences between financial reporting and taxable income	4,234	4,360
State income tax (benefit)	474	(11,202)
Income tax expense (benefit)	$ (18,067)	$ (39,852)

Note 2 - Income taxes (Continued):

As of December 31, 2001, the consolidated group had an unused net operating loss carryover of approximately $131,000, expiring in 2015. Due to statutory provisions, deductions resulting from the operating loss carryover are restricted to the consolidated group.

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2001, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 16.43 percent. Its net capital was $225,183.

At December 31, 2001, the Company's debt to debt-equity ratio was zero.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially, all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2001 and 2000 were served by Reliance Trust Company as Registrar, and Paying, Escrow, and Disbursing Agent.

Under the terms of the agreement, the Company agrees to provide administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

During 1999 and through August, 2000, the Company operated under a lease agreement for office space providing for monthly rentals of $5,474. From September, 2000 through December, 2000, the Company leased real estate from Leawell, LLC, an entity partially owned by one of the shareholders of RLC Holding Company, for $5,200 per month. From January, 2001 through September 2001, the Company paid $5,900 per month and for the remainder of 2001 paid $6,275 per month.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $100,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 - Revolving line of credit:

The Company has a $100,000 revolving line of credit, of which none was owed as of December 31, 2001. Bank advances on the credit line are payable on demand and carry an interest rate of 1% over prime. The credit line is secured by common stock of the Company and life insurance policies on one of the principal shareholders of RLC Holding Company. It is also personally guaranteed by one of the principal shareholders of the Holding Company.

Note 8 – Subordinated borrowings:

During 2001, the Company entered into subordination agreements with RLC Holding Company, for an aggregate amount of $242,000. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes bear interest of 9 and 9.5 percent and mature as follows:

	December 31	
	2001	2000
June 30, 2005	$100,000	$100,000
September 1, 2006	70,000	20,000
December 31, 2007	72,000	10,000
	$242,000	$130,000

Note 9 – Transactions with related parties:

Receivables from affiliates are as follows:

	December 31	
	2001	2000
RLC Holding Company	$ -	$ 4,500
American Funding, Inc.	11,202	-
	$ 11,202	$ 4,500

Note 9 – Transactions with related parties (Continued):

Rives, Leavell & Co., Inc. engaged in transactions with Foundation Capital Resources, Inc., a real estate investment trust managed by One Capital Advisors, LLC. The shareholders/members of Rives, Leavell & Co., Inc. and One Capital Advisors, LLC are currently negotiating an exchange of equity interests, resulting in common ownership of interests of the entities. During 2001 and 2000, certain bonds underwritten by Rives, Leavell & Co., Inc. were sold or pledged as collateral to Foundation Capital Resources, Inc. for loans to the church issuers. In connection with these loans during 2001 and 2000, the Company expended $149,789 and $73,455, respectively, to Foundation Capital Resources, Inc.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2001 and 2000 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 28, 2002

Schedule 1

RIVES, LEAVELL & CO., INC.

Computation of Net Capital Under Rule 15c3-1
December 31, 2001

Net capital

Total stockholders' equity	$ 79,318
Additions:	
Subordinated borrowings	242,000
	321,318
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(67,989)
Income taxes receivable	(16,944)
Receivables from affiliate	(11,202)
Net capital	$225,183

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 10,102
Accrued commissions	19,427
Payroll taxes withheld and accrued	7,459
	$ 36,988

Computation of basic net capital requirements

Minimum net capital required	$ 5,000
Excess net capital	$221,183
Ratio of aggregate indebtedness to net capital	16.43%
Debt to debt-equity ratio	-%

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31, 2001

A reconciliation of net capital per Part IIA of the quarterly December 31, 2001 FOCUS, as originally filed, and the capital computation as reported in Schedule 1 of this report, is not necessary, as both amounts are in agreement.

RIVES, LEAVELL & CO., INC.

Customer Protection Reserve Requirement
December 31, 2001

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 Interstate 55 North / Post Office Box 16090 / Jackson, Mississippi 39236-6090 / Phone (601) 987-4300 / Fax (601) 987-4314

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 20001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
January 28, 2002